October 5, 2006

Mail Stop 4561

Mr. Scott V. Schneider
Senior Vice President, Treasurer and Secretary
Saul Centers, Inc.
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814

Re: **Saul Centers, Inc.**
       Form 10-K for the year ended December 31, 2005
       Filed March 13, 2006
       Response letter dated September 27, 2006
       File No. 1-12254

Dear Mr. Schneider:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief